FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June 2009

Commission File Number: 001-15152

SYNGENTA AG
(Translation of registrant’s name into English)

Schwarzwaldallee 215
4058 Basel
Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Re:                      SYNGENTA AG
Press Release:  “Syngenta COO: Worldwide collaboration needed to raise yields”

Herewith we furnish a press release related to Syngenta AG. The full text of the press release is the following:
# # #

Item 1

Syngenta International AG Media Office CH-4002 Basel Switzerland Tel: +41 61 323 23 23 Fax: +41 61 323 24 24 www.syngenta.com	Media contact: Médard Schoenmaeckers Switzerland +41 61 323 2323	Analyst/Investor contacts: Jennifer Gough Switzerland +41 61 323 5059 USA +1 202 737 6521 John Hudson Switzerland +41 61 323 6793 USA +1 202 737 6520

Basel, Switzerland, June 7, 2009

Syngenta COO: “Worldwide collaboration needed to raise yields”

Speaking today at the World Grain Forum 2009 in St. Petersburg, John Atkin, Syngenta Chief Operating Officer Crop Protection, emphasized the essential role of technology in meeting the global food production challenges of the 21st Century. “We only have one planet, we need worldwide collaboration to raise yields through the use of modern technology, supportive government policies and efficient global trade,” said Atkin.

The event, which is the result of a G8 summit initiative, focused on grain supply and food provision for the global population. “As the 2008 World Development Report states, more dynamic and inclusive agriculture could help to meet the Millennium Development Goal on poverty and hunger. Clearly, this is a challenging goal,” continued Atkin. “The world must work together to accelerate technology adoption. We could already realize significant yield potential within the next three years by comprehensively deploying existing technologies.”

Atkin went on to highlight the importance of science-based regulatory frameworks and efficient trade systems. “Governments and stakeholders need to recognize the importance of technology and facilitate farmer access to it. Public investment in agriculture, which has been reduced in recent years, should be increased to advance technology discovery and development and efficient global trade systems should also be encouraged. However, without the political and institutional will to do the right thing, we will not get very far.”

The event was hosted by Dmitry Medvedev, President of the Russian Federation. John Atkin joined alongside guests including Jacques Diouf, Director-General, Food and Agricultural Organization (FAO) and various agricultural ministers.

Syngenta is one of the world's leading companies with more than 24,000 employees in over 90 countries dedicated to our purpose: Bringing plant potential to life. Through world-class science, global reach and commitment to our customers we help to increase crop productivity, protect the environment and improve health and quality of life. For more information about us please go to www.syngenta.com or www.growmorefromless.com.

Syngenta – June 7, 2009 / Page 1 of 1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNGENTA AG

Date:	June 7, 2009	By:	/s/ Christoph Mäder
			Name:	Christoph Mäder
			Title:	Head Legal & Taxes